1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 9, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC August 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – Sept. 9, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for August 2016: On a consolidated basis, revenues for August 2016 were approximately NT$94.31 billion, an increase of 23.5 percent from July 2016 and an increase of 40.7 percent from August 2015. Revenues for January through August 2016 totaled NT$596.01 billion, an increase of 3.6 percent compared to the same period in 2015.

TSMC August Revenue Report (Consolidated):

(Unit:NT$ million)
Period	August 2016	July 2016	M-o-M Increase (Decrease) %	August 2015	Y-o-Y Increase (Decrease) %	January to August 2016	January to August 2015	Y-o-Y Increase (Decrease) %
Net Revenues	94,311	76,392	23.5	67,038	40.7	596,008	575,465	3.6

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
Aug.	Net sales	94,311,424	67,038,016
Jan. - Aug.	Net sales	596,008,285	575,464,722

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	39,908,011	2,944,628

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	299,113,534	39,115,059

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	32,164,291	41,839,359	—
	Mark to Market Profit/Loss	(487,873)	170,751	—
	Unrealized Profit/Loss	(448,645)	170,751	—
Expired Contracts	Notional Amount	269,426,222	39,162,973	17,855,900
	Realized Profit/Loss	3,033,559	455,171	(76,691)
Equity price linked product (Y/N)		N	N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,720,198
	Mark to Market Profit/Loss	(11,919)
	Unrealized Profit/Loss	12,721
Expired Contracts	Notional Amount	50,914,993
	Realized Profit/Loss	(148,753)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	443,990
	Mark to Market Profit/Loss	146
	Unrealized Profit/Loss	1,793
Expired Contracts	Notional Amount	2,729,804
	Realized Profit/Loss	18,970
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,602,097
	Mark to Market Profit/Loss	9,644
	Unrealized Profit/Loss	9,644
Expired Contracts	Notional Amount	641,350
	Realized Profit/Loss	3,241
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(1,735)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	183,964
	Mark to Market Profit/Loss	223,057
	Unrealized Profit/Loss	(1,837)
Expired Contracts	Notional Amount	1,233,830
	Realized Profit/Loss	(12,160)
Equity price linked product (Y/N)		N